

Investor Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Hank Carabelli
as New President and CEO

Stockton, CA - July 1, 2003 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers and business customers in the western U.S., today announced that Hank Carabelli has assumed the position of President and Chief Executive Officer. Formerly the company's President and Chief Operating Officer, Carabelli succeeds Wally Griffin who will continue to serve as Chairman of the Board of Directors.

Griffin praised Carabelli, saying, "The Board and I conducted an extensive search to identify the right individual to lead Pac-West into the future. We have complete confidence that Hank's experience, leadership, energy, and integrity will take the company to new heights. While we have spent the last six months formally transitioning our roles, Hank and I have spent the past two years repositioning the company for new leadership and new opportunities. I look forward to continuing to work with Hank and the Pac-West team as Chairman of the Board of Directors as we build a great organization, recognized for service excellence."

Carabelli joined Pac-West as President and COO in June of 2001. He was appointed as a Director of Pac-West in January of this year. He has over 25 years of industry experience, including serving as COO at ICG, a Colorado based competitive local exchange carrier, President of @Link Networks, a broadband service provider, and 19 years in management with Ameritech, Michigan Bell, and Bellcore.

Carabelli said, "I joined Pac-West to participate in a truly unique opportunity. I believe that Pac-West is located in the right place – California, with the right business model and the right team in place. We are surviving the telecom 'perfect storm', and are emerging a stronger and more focused company as evidenced by our accomplishments in 2002, which included 39% line growth, 21% minutes of use growth, 7% operating expense reductions, 11% SG&A expense reductions, and a 37% reduction in long-term debt year-over-year. We accomplished this while positioning the company to deliver what we believe no other telecom company has consistently delivered – Five-Star Customer Service. To that end, our entire organization is committed to setting the standard for service excellence in the communications industry."

Griffin joined Pac-West in September of 1998 as President and CEO to lead the company through a recapitalization and initial public offering of its common stock. He was appointed Chairman of the Board of Directors in June of 2001.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's web site at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

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